Invest in Vansanity

Main Street | Infrastructure | Minority Owned | Healthcare | Sharing Economy

Cloud Med Spas - Doctors and nurses rent medical workspace

VANSANITY.COM BOSTON MASSACHUSETTS





If you ask a doctor or nurse why they got into medicine, you'll hear one of these reasons: helping people, healing, independence or income. You don't hear: real estate, facilities, machine leasing, or HR. We wanted to build a company that removes these hassles, giving practitioners high income and flexibility

Ignacio Fanlo Founder @ Vansanity

Why you may want to invest in us...

1. Founder was C-level exec and on IPO of Shopping.com with Goldman and sale to eBay for ~$675 million.
2. POST COVID-19. The status quo is over. Practitioners will NOT want overhead or fixed costs.
3. Large (~$12 billion) and fast growing market segment (10%+ CAGR).
4. In similar aesthetic markets, like hair care, it is ~20% rental.
5. Ideal characteristics for "cloud" business; rentable, scalable and on-demand.
6. Lead investor, Dr. Mike Tantillo: Plastic surgeon, MD/MBA and a multiple location spa owner.
7. Patient/Practitioner relationship is ideal for rental; practitioner owns the patient relationship.

Why investors ❤ us

WE'VE RAISED $1,859,667 SINCE OUR FOUNDING



Vansanity satisfies a market need in the large and rapidly growing aesthetic medicine sector. Parallel to the ever-increasing demand for aesthetic services, is the increasing number of practitioners who wish to enter the market. Vansanity removes a significant barrier to entry for these practitioners, namely upfront capital expense. Vansanity makes occupancy and equipment a COS thus freeing the practitioner to focus on professional development and customer acquisition. Practitioners are freed to pursue their passion.

Vansanity in turn leverages the capital expenses associated with a medical aesthetics business over many providers. Low HR and supply chain costs

... read more

Michael Tantillo Founder, Clareo Aesthetics

LEAD INVESTOR | INVESTING $100,000 THIS ROUND & $50,000 PREVIOUSLY



Great !

Sancha Man Rai

Sancha Man Rai Real Estate Agent MA in Sociology



I believe the business model will have great success in this industry

Rodrigo Quintanilla

Entrepreneur. Startup investor.

SEE MORE

Our team

AND OUR MAJOR ACCOMPLISHMENTS



Ignacio Fanlo

Founder

First 12 years of career as Managing Director at JP Morgan & Morgan Stanley. 15+ years in tech startups. President; CRO at Shopping.com IPO & sale to eBay (~$675M). Studied Engineering at Princeton University.



Danny DeMarco

Co-Founder and Head of BD

Top 3 salesperson for Sciton 3 years running



Blake Moser

Co-Founder and Head of Marketing

12+ years as founder and owner of medicalrecruting.com; a top online national medical recruiting firm



Ciro Moura

Boston Site Manager

Brazilian immigrant that started his own household cleaning service from scratch and owner and operated it for 15+ years



John E. Hoopman

Laser Safety Officer

Assistant Professor Plastic Surgery and LAser Safety Officer for American Society of Plastic Surgeons



Rachel Charter

Advisor

8+ years as top skinceuticals sales representative; latest at Startup Skin Better Science made chairman's club as Top 3 sales person

in



Michael Tantillo

Medical Director, MD, MBA

Versatility and continuous learner; got his MD, plastic surgeon, then med spa owner and then got MBA at 50 yrs old

in

Blake Moser

Co-Founder and Head of Marketing

12+ years as founder and owner of medicalrecruting.com; a top online national medical recruiting firm

in

Downloads

VANSANITY EXECUTIVE SUMMARY.pdf

VANSANITY investor-crowd funding v1.pdf

The Story of Vansanity

It begins in 2017, while my family (Iggy/founder) was still in the Bay Area (Mill Valley). At first, I was alone looking at this problem.

One of our closest family friends is an orthopedic surgeon in the Bay Area. Over many conversations and cocktails, he explained the travails of both starting and developing a medical practice. He tried it alone, with a small group and with a sponsoring hospital, and even some combinations of those. It worked partially but never really brought him the income and flexibility and control he had sought alongside the joy he experienced while practicing medicine.

I "knew" that if I could find the right vertical and the right model, we might be able to change things.

First, narrow down the problem...

Medical vertical must-haves: Consumer pay (insurance reimbursement was too big a problem to tackle); critical mass, high growth rate, high margins (our opportunity). Result: non-invasive and minimally invasive medical aesthetics.

This is a large and fast-growing market.

Demand is large and growing quickly. The US total addressable market (TAM) stands at $7 billion while the global TAM stands at $12.5 billion with CAGR at 11.5%. The supply of practitioners is growing as well.


Global non-invasive medical aesthetic treatment systems market in 2014, 2016, and 2021 (in million U.S. dollars)
17 500
15 000
12 500
10 000
7 500
5 000
2 500
0
Market size in million U.S. dollars
6 932
8 437
13 992
2014
2016
2021*
Sources
Additional Information:

Next, find the right model/solution.

We considered a subscription model and ran it by various industry and financial professionals. The response was intriguing (and perhaps polite), but not the surprise and delight you want to hear with a really good idea. Subscriptions sounded interesting, but they told me to consider facilities sharing. In fact, one of the people I asked about the concept was the new buyer of my home. The husband was part of the founding team of WeWork and the wife was a 10+ year veteran as a dermatology assistant. The wife told me that at her previous practice (NYC) of 2 owner/MDs and ~18-20 employee/MDs, ~90%(all but 2) of the employee/MDs had directly asked her if her husband (and/or WeWork) would consider a WeWork for medical aesthetics. That led us on the path to Vansanity, which expanded well beyond facilities to the "Cloud Med Spa" model we have today.

MOVED TO BOSTON AREA FOR FAMILY REASONS! Fortunately, it's a national problem and solution.

Validate the problem and solution.

I sought out more industry experts and professionals that were living this every day. I wanted to not only hear/see/feel that the problem was real and the solution viable, but I also wanted to see if these same folks would devote substantial time AND money (as investors) to this solution.

WOW! The response was amazing.

All my team joined up either part-time or full-time and anyone who was accredited (legal) invested $15-200k. Danny, Blake, John, Mike, and Rachel all joined and we had the beginnings of a team and a full Seed financing. Ciro wasn't an industry expert, but the perfect client-facing business partner.


Right team

VANSANITY'S team experience includes

- Startup to IPO success
- Medical recruitment
- Shared office space management
- Medical device sales
- Plastic surgery practice success
- Med Spa ownership success
- Laser safety expertise



Now we needed space, architects, contractors, lawyers, bank accounts, lasers, chairs .... fortunately, we had just about every challenge covered in terms of real-life experience between one or a combination of us.

From July 2018 through March 2019, with help of an advisor and my long-time friend (Emily Ou and Greg Hylton, Cushman Wakefield partner) we visited dozens of potential properties, interviewed architects and contractors, negotiated leases and terms and finally signed in late March.

Construction begins!



Construction went smoothly (thanks Rob, Eric, and teams). By the end of September 2019, we had finished construction and had our certificate of occupancy.

The finished product:








CITGO

Opening the doors!

October 2019 we took our first customers/members, bookings and revenue. The roller-coaster begins!

Traction


Member contracts (EOQ)
Contracts
30
20
10
0
Q4 2019
Q1 2020


Room Bookings (excl. laser training)
Room bookings
50
40
30
20
10
0
Q4 2019
Q1 2020


Revenue
Dollars ($)
$10,000
$7,500
$5,000
$2,500
$0
Q4 2019
Q1 2020

Use of Funds


Other
15.0%
Sales & Marketing
40.0%
HR/personnel costs
15.0%
Facilities (Space rental)
30.0%

Traction


Q3 '17
Research and "test" various health care related ideas; eventual landing on cloud med spas.
Q3 '18
Build out initial founding team and advisors.
Locate right location and property. Choose architect, builders, medical suppliers, furniture, etc.
Q4 '18
Law firm, malpractice insurance, accounting firm, banking institution, work permitting, legal documents and contracts.
Software vendor selections; accounting, payroll, expense management, merchant payment provider, practitioner scheduling platform, etc.
Q1 '19
Raise funding.
Sign lease agreement.
Build out and construction
Q4 '19
Open doors and accept first contracts, bookings and revenue.

Milestones

	Phase 1	Phase 2	Phase 3
Total # of Centers	1	2-4	5+
Objectives	Product market fit Prove single location viability Launch brand locally Demand generation	Establish portability Establish brand in multiple locations Revenue / profit	Establish ability to expand rapidly Establish brand nationally Revenue / profit
Capital Sources	Equity	Equity Debt RE partnership	Equity Debt RE partnership
Key milestones and deliverables	Profitable center Initial hires Sites and plans for next 1-3 centers	Complete management team Corporate infrastructure in place Brand traction	Scale plan Brand traction Corporate culture

Investor Q&A

− COLLAPSE ALL

What does your company do?

We rent space and machines to doctors and nurses on an hourly basis so they have little or no fixed costs or overhead. We remove fixed investment and location risk from their business.

Where will your company be in 5 years?

We hope to be in 25+ locations and ~250,000 sq ft in large affluent metros throughout US/abroad; generating $400-500/sq. ft. in EBITDA on a unit economics basis.

Why did you choose this idea?

If you ask a doctor or nurse why they got into medicine, you'll hear one of these reasons: helping people, healing, independence or income. You don't hear: real estate, facilities, machine leasing, or HR. We wanted to build a company that removes these hassles, giving practitioners high income and flexibility

Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago?

1. COVID-19. The status quo is over. Practitioners will not want overhead or fixed costs. Cloud is the solution
2.Medical aesthetics is mainstream.
In 2005, Botox was ~$600 MM industry, lasers were for hair removal and CoolSculpting didn't exist. Non-invasive medical aesthetics industry is ~$12 Billion, 10%+ CAGR
3. Aesthetics is transitioning from invasive to non-invasive treatments
4. Entrepreneurs, business pros and consumers are increasingly comfortable with renting/sharing pooled resources (AWS, Uber, AirBnB, etc)
5. Other "aesthetics-related industries" (e.g. hair care, dialysis centers, etc.) have paved the way for rental/shared model. Now that medical aesthetics has reached critical mass, the rental model is inevitable

How far along are you? What's your biggest obstacle?

1. We've recently opened our first location in Boston.
2. We've had great reception from those that have toured; as of February, 100% retention from practitioners that have booked
3. Existing practitioners referring new ones
4. Practitioner growth, bookings and revenue are gaining traction and growing quickly

Obstacle: (Time from sign-up to bookings scale).

The practitioner practice/location transition cycle is slower than we anticipated

Practitioners with existing customer base: transitioning them to new location

New practitioners without existing customer base: building up their customer flow

Who competes with you? What do you understand that they don't?

We believe our biggest competition today is the status quo; the conventional practitioner paths of (a) employee at 3rd party med spa, (b) building their own med spa or (c) renting low-end space. Perhaps one silver lining of the current COVID tragedy is that our practitioner customers will be actively re-evaluating their business and looking to reduce risk. This should shine a bright light on Vansanity value proposition.

Direct competition will be right around the corner...

Like hair care, the key relationship is between consumer and the practitioner. In the the hair care industry ~20% is booth rentals. Medical aesthetics will follow.

We believe a rental/space equipment sharing model is inevitable

How will you make money?

Rental of space and equipment. Spreading fixed costs to many, not unlike AWS for compute and storage.

2020 Total Addressable Market in US for non-invasive aesthetics: ~$7 billion (See slide deck). The practitioner captures ~80% of gross revenue and pays primarily for prescription product costs and customer acquisition. Vansanity captures the remaining ~20% of gross revenue and pays for equipment, facilities and all other infrastructure and non-prescription supplies.

On a unit location basis, we believe our breakeven utilization is ~8-10%. Typically med spa, dermatology practices, surgery centers, and similar industries reach 40-50% utilization.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

Initially, even with low burn rate, sufficient capital (~12-18 months) to achieve 8-10% utilization (breakeven)

If we fail, we either didn't raise sufficient capital or we couldn't compete effectively with a heavily funded competitor after we established PMF.

We have "green shoots' of PMF, but we need to prove definitively to 3rd party investors; raise capital, hire, maintain culture, as well as execute better/faster than eventual competition.

What other things are you planning on to create stickiness?

Longer-term. Differentiation: We believe establishing key relationships and partnerships with various connected industries that support medical aesthetics either nationally or locally is key. Our goal is to simplify, demystify and introduce malpractice insurance and EMR software options, build a network of, and facilitate medical director introductions to nurses, vet and recommend marketing partners and channels for practitioners, work with local training schools, simplify and educate practitioners on patient financing options, etc. We believe that this can create a "market network" for Vansanity and our practitioners.

In addition, we will provide loyalty points, discounts and bonuses to practitioners based on usage for longer term lock-in

Can you give us an executive summary?

VANSANITY EXECUTIVE SUMMARY

Vansanity is an aesthetic medicine practice platform that reduces practitioner barriers to entry and optimizes practitioner capital and time efficiency.

Market Size and Problem We Solve

Aesthetic medicine, non-surgical cosmetic procedures, is a $7B/year business in the US and enjoys a CAGR of 11.5%. More, as well as more efficient, providers will follow this market demand. Providers new to the aesthetic medicine market face significant upfront capital outlays to lease and build out workspace and to purchase equipment. Furthermore, navigating the myriad of underlying professional and practice support necessities; such as education, compliance, and marketing; is often daunting, costly, and time consuming for the practitioner. Established practitioners can find themselves in practice models that are outdated, inflexible, and inefficient thus constraining their ability to provide the most up to date technology, control their work-life balance, and optimize their profit margin.

Our Solution

Vansanity's core business is to provide workspace and capital equipment to aesthetic medicine providers: nurses, nurse practitioners, and physicians. With no upfront financial outlay or term commitment, our members rent workspace and capital equipment by the hour. We think of Vansanity as a cloud med-spa because we provide the hard assets of workspace and capital equipment in a manner that is rentable, scalable, and available on demand.

We lease space in sought after locations, design our space to high aesthetic standards, and outfit our workspace with high quality equipment. Our workspace would be relatively expensive for an individual practitioner or small group practice to replicate. We purchase up to date capital equipment that we leverage over multiple providers which allows us to depreciate the equipment rapidly thus ensuring we do not tie up capital in outdated technology. Our personnel requirements to operate the space are minimal which mitigates cost and human resource outlay. We project EBITDA margins of 60%.

Vansanity is also a platform for practice support. We host a neighborhood of services necessary to practice aesthetic medicine. We provide access to medical directorships and electronic medical record keeping, continuing education, compliance, marketing support, patient financing, and skin care products. Vansanity is a business in a box to the aesthetic practitioner.

We seek to integrate Vansanity into our provider's practices with significant value add. Our medical director network facilitates the physician oversight necessary for non-physician providers. Our sponsored scheduling and electronic medical record software allow providers to manage their practice; furthermore, the non-physician providers can communicate directly through the EMR with their medical directors enhancing communication and compliance.

Building Longer-Term Defensibility

While Vansanity's current business model is to leverage capital expense over a large number of providers, as we grow, we expect to develop and host a full practitioner portal, including the full suite of our neighborhood of services described above. By embedding our services within our practitioner's practice, we should create a level of practitioner lock-in and will be able to capture key industry data on procedures, products and trends, using that data for our own locations as well as valuable market data and insights for practitioners, partners and vendors. In addition, with higher patient and provider usage of Vansanity services, we will generate brand awareness, ultimately becoming a source of patient demand, and thereby closing the marketplace loop, generating strong network effects for our business.

Competition

Our current competitors are the current marketplace offerings available to a practitioner: solo or small group medical spa practices, corporate medical spas, and physician practices. However, since our model is being well received, we fully anticipate second movers will replicate our model.

Financials

Our financial modeling is based on the 40% use rate that is the asymptote in traditional medical procedure and surgical workspaces. However, because we are leveraging our capital across many, theoretically an unlimited number of, practitioners; we predict that our steady state use will be greater than 40%. At 40% utilization, we model an EBITDA of $450/sq ft/year; $2.25M EBITDA for a typical 5000 sq ft location. Once proof of concept and portability have been established, our model is to establish Vansanity in every major US metro, with larger metros accommodating more than one location. We foresee our growth being limited by our ability to maintain our corporate culture, to recruit quality personnel quickly, and to raise capital for expansion.

How does Vansanity innovation disrupt the current med spa model?

https://li.substack.com/p/how-the-passion-economy-will-disrupt

Participants in the Passion Economy are individuals whose skills and abilities were previously under-monetized or under-utilized relative to their potential. New technologies and business models in the Passion Economy enable more people to unlock economic value from their creative skills and passions, where they had previously been hampered by traditional intermediaries and unfavorable business models. The "enterprization of the consumer" can be a gradual process, starting with individuals exploring new channels for side hustles, with some eventually graduating to full displacement of traditional employment.

Financials

Vansanity has financial statements ending December 31 2019. Our cash in hand is $182,948, as of March 2020. Over the three months prior, revenues averaged $2,963/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $47,000/month.

At a Glance

January 1 to December 31

$4,377
Revenue

-$283,614
Net Loss

$9,945 [57%]
Short Term Debt

$1,250,000
Raised in 2019

$182,948
Cash on Hand
As of 03/31/20

INCOME | BALANCE | NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We rent space and machines to med spa professionals on an hourly basis so they have little or no fixed costs or overhead. We remove fixed investment and location risk from their business.

We hope to be in 25+ locations and > 250,000 sq ft in large affluent metros throughout US/abroad; generating $400-500/sq. ft. in EBITDA on a unit economics basis.

Milestones

Vansanity, Inc. was incorporated in the State of Delaware in September 2018.

Since then, we have:

- Management team. Founder was C-level exec and on IPO of Shopping.com with Goldman Sachs and subsequent sale to eBay for ~$675 million.
- Large (~$12 billion) and fast growing market segment (>10% CAGR).
- Ideal characteristics for "cloud" business; meaning rentable, scalable and on-demand med spa facility for practitioners.
- Similar aesthetic markets, like hair care (~$45 billion) is almost 20% booth rental.
- Patient/Practitioner relationship is ideal for rental. The practitioner owns the patient relationship.
- Lead investor, Dr. Mike Tantillo: plastic surgeon, MD/MBA and a multiple location spa owner; every perspective to evaluate this opportunity

Historical Results of Operations

Our company was organized in September 2018 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended December 31, 2019, the Company had revenues of $4,377 compared to the year ended December 31, 2018, when the Company had revenues of $0.
- *Assets.* As of December 31, 2019, the Company had total assets of $954,154, including $269,821 in cash. As of December 31, 2018, the Company had $975 in total assets, including $975 in cash.
- *Net Loss.* The Company has had net losses of $283,614 and net losses of $22,659 for the fiscal years ended December 31, 2019 and December 31, 2018, respectively.
- *Liabilities.* The Company's liabilities totaled $9,945 for the fiscal year ended December 31, 2019 and $23,152 for the fiscal year ended December 31, 2018.

Liquidity & Capital Resources

To-date, the company has been financed with $1,250,000 in SAFEs.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 6 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 6 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Vansanity, Inc. cash in hand is $182,948, as of March 2020. Over the last three months, revenues have averaged $2,963/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $47,000/month, for an average burn rate of $44,037 per month. Our intent is to be profitable in 12 months.

Bookings and revenues have grown from $1,068 in Dec 2019 to $5,577 in Feb 2020. AIM (Aesthetics Institute of MA and ourselves have parted ways as partners, but the partnership did not lead to any new customers.

We have come to agreement with Evolus to co-market their services (Botox competitor) to our practitioners while they market Vansanity's facilities sharing services to their Greater Boston (and other geographies as we add them) to their practitioner clients.

In the 3 - 6 months following the raise, we expect (but cannot guarantee) that expenses will remain stable as we will not add other FTEs until we reach ~$30-40k in monthly revenues. At that point we may need to hire full-time or part-time help with site management work-load. Retention has been very high and our top clients are booking more and more rooms and procedures each month/quarter. We believe that revenues will trend higher as we add members, bookings and treatments.

A note from Wefunder. Unlike companies on the NASDAQ, early-stage startups have little operating history. Financial analysis is not as useful when there is limited data. It's more important to predict the size of the future market. If the founder achieves their vision, will enough customers pay the company enough money?

It's also common for fast-growing startups to lose money even faster: they are investing in future growth. In these cases, it's often better to check if the Cost of User Acquisition (CAC) is lower than the Lifetime Value (LTV) of that customer. If one spends $1000 today to make $10,000 over the next five years, that may be a smart bet. Amazon is a famous example of re-investing potential profits to maximize growth over 20 years.

Net Margin:	Gross Margin:	Return on Assets:
-6,480%	100%	-30%
Earnings per Share:	**Revenue per Employee:**	**Cash to Assets:**
-$0.06	$1,459	28%
Revenue to Receivables:	**Debt Ratio:**	
~	1%	

Vansanity Inc. 12-31-19 FS 1 .PDF

Risks

1. In the future we may face an inability to continue to operate in the location on 500 Commonwealth Ave due to material adverse changes in our operations or structural integrity damage to the building

2. Changes in MA (or other state where we would operate in the future) law that adversely affects the ability for our practitioners to operate in a shared facility or for those practitioners that are NOT medical doctors to continue to practice as non-MDs

3. We may face an inability to raise sufficient capital to fund operations, necessary capital equipment or other expenses to remain competitive.

4. We may not be able to market to our potential clients effectively and attract enough practitioners to our service.

5. Large well-capitalized competitors may be able to underprice our offering and make our operations unprofitable

6. Large pools of capital (e.g. SoftBank Vision Fund) could give extraordinary amount of funds to a smaller or nascent competitor and make us a riskier investment for other potential investors

7. Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

8. Blake Moser is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

9. Iggy fanlo, FOunder & CEO is a key man. If for any reason, he is not able to continue in his duties as CEO or C-level executive, it could have a material negative effect on the success of the company

10. We face a risk that Practitioners en masse may decide that Vansanity's offerings are not acceptable or are inadequate or not properly priced.

11. The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

12. In March 2020, COVID-19 was declared a worldwide health pandemic and has had a significant impact on the national and global economy. The ultimate impact of COVID-19 on the Company's financial statements is unknown at this time.

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Ignacio Fanlo	CEO & Founder Vansanity @ Vansanity	2018

Officers

OFFICER	TITLE	JOINED
Ignacio Fanlo	Treasurer CEO	2018
Blake Mmoser	CMO	2018
Danny DeMarco	Business Development	2018

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Ignacio Fanlo	3,100,000 common stock	49.1%

Past Equity Fundraises

DATE	AMOUNT	SECURITY
	$547,487	SAFE
01/2019	$1,250,000	SAFE

Outstanding Debts

None.

Related Party Transactions

None.

Use of Funds

$250,000	90% towards sales, marketing and operations; 7.5% toward Wefunder intermediary fee; 2.5% Misc
$1,070,000	80% towards towards sales, marketing and operations, including expanding our geographic footprint and increasing our existing footprint in Boston; 7.5% towards Wefunder intermediary fee; 2.5% Misc; 10% capital equipment

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Common Stock	10,000,000	4,817,500	Yes

The Funding Portal

Vansanity is conducting a Regulation Crowdfunding offering via Wefunder Portal LLC.
CRD Number: #283503.

Form C Filing on EDGAR

The Securities and Exchange Commission hosts the **official Form C** on their EDGAR web site.